13015108

UNITED STA
SECURITIES AND EXCHAN
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 04 2013

Washington, DC
101

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSCO International Distributors, LTD. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Landmark Square, 5th Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co., PC
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/5

EM 3/5/13

OATH OR AFFIRMATION

I, Michele O'Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSCO International Distributors, LTD. LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN AUTORE
Notary Public, State of Connecticut
My Commission Expires Dec. 31, 2017

Signature

President

Title

Notary Public

STATE OF CT
COUNTY OF FAIRFIELD

The foregoing instrument was acknowledged before me this 1ST day of March, 20 13 by MICHELE O'GRADY

Notary Public's Signature   Notary Name JOHN AUTORE
Personally Known ____ OR
Type of Identification Produced CTDL

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
TABLE OF CONTENTS
DECEMBER 31, 2012

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
PSCO International Distributors, Ltd. LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of PSCO International Distributors, Ltd. LLC as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HEADQUARTERS:
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753
(516) 256-3500 • Fax (516) 256-3510

An Independent Firm Associated with Moore Stephens International Limited
Offices in Manhattan
and North Carolina
www.grassicpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSCO International Distributors, Ltd. LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules (as referenced in the Table of Contents) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2013

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current Assets	
Cash and cash equivalents	$ 109,442
Prepaid expenses	267
Total Assets	$ 109,709

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses and other liabilities	$ 48,046
Total Liabilities	48,046
Member's Equity	61,663
Total Liabilities and Member's Equity	$ 109,709

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Expenses:	
Professional fees and other	$ 11,393
Net Loss	$ (11,393)

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ 73,056
Net Loss	(11,393)
Balance, December 31, 2012	$ 61,663

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities:	
Net Loss	$ (11,393)
Adjustments to reconcile net loss to net cash provided by operations:	
Changes in assets and liabilities:	
Prepaid expenses	609
Accrued expenses and other liabilities	23,450
Net cash provided by operations	12,666
Cash and cash equivalents, December 31, 2011	96,776
Cash and cash equivalents, December 31, 2012	$ 109,442

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business:

PSCO International Distributors Ltd. LLC (the "Company") is a Limited Liability Company organized under the laws of Delaware. The Company is a wholly owned subsidiary of Philo Smith Capital Corporation, a US Corporation (the "Parent"). Its sole business is to recommend the sale of investments in offshore investment companies managed by its Parent for which it receives distribution fees from the investment companies. Currently, the Parent does not manage any offshore investment companies.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Significant Accounting Policies:

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be a cash equivalent.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Income Taxes:

The Company has elected to be treated as a Pass-Through entity for Federal and State income tax purposes. As a result, taxes on the Company's earnings are not provided, as they are the responsibility of the Company's Parent.

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance for uncertain income tax positions. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 4 - Net Capital Requirements:

As a member of FINRA, the Company is subject to the net capital rule adopted and administered by them. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2012, the Company's net capital was $61,396, compared with minimum net capital required of $5,000.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the rule.

Note 5 - Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 6 - Related Party Transactions:

The Company entered into an expense sharing agreement with the Parent whereby the Parent would provide certain services required by the Company to operate its business, including employee compensation and benefits, office facilities and services. For the year ended December 31, 2012, the Company's share of these expenses amounted to $3,900, and is reflected in the statement of operations.

Included in accrued expenses and other liabilities is $11,700 payable to the Parent under the expense sharing agreement. Also included in accrued expenses and other liabilities is $19,650 of advances which are due to the Parent.

Note 7 - Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 28, 2013.

SCHEDULE I

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

Total member's equity from statement of financial condition	$ 61,663
Deductions and/or Charges:	
Total non-allowable assets from statement of financial condition	(267)
Net Capital	$ 61,396

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2012

Minimum net capital required	$ 3,203
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 56,396

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2012

Total aggregate indebtedness from statement of financial condition	$ 48,046
Ratio: Percentage of aggregate indebtedness to net capital	78%

SCHEDULE II

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2012

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2012

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-5 Part II-A filing as of December 31, 2012.

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Management & Technology Consulting

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
PSCO International Distributors, Ltd. LLC

In planning and performing our audit of the financial statements of PSCO International Distributors, Ltd. LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HEADQUARTERS:
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753
(516) 256-3500 • Fax (516) 256-3510

An Independent Firm Associated with Moore Stephens International Limited

Offices in Manhattan
and North Carolina
www.grassicpas.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2013